UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2022

Commission File Number: 001-34848

SEANERGY MARITIME HOLDINGS CORP.
(Translation of registrant’s name into English)

154 Vouliagmenis Avenue
166 74 Glyfada
Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  _______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  _______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Change in the Company’s Certifying Accountant

On May 12, 2022, the Company dismissed Ernst & Young (Hellas) Certified Auditors Accountants S.A. (“EY”) as its independent registered public accounting firm.

The audit reports of EY on the Company’s consolidated financial statements as of and for the fiscal years ended December 31, 2020 and 2021 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle.

During the fiscal years ended December 31, 2020 and 2021, and the subsequent interim period from January 1, 2022 through the date of termination, (i) the Company did not have disagreements, as such term is defined in Item 16F(a)(1)(iv) of Form 20-F (and the related instructions thereto), with EY on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of EY, would have caused EY to make reference to the subject matter of the disagreements in connection with its reports on the consolidated financial statements for such years, and (ii) there were no “reportable events” as defined in Item 16F(a)(1)(v) of Form 20-F.

The Company provided EY with a copy of this Form 6-K and requested that EY provide the Company with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the above statements. A copy of EY ’s letter is furnished as Exhibit 16.1 to this Form 6-K.

The Audit Committee of the Board of Directors of the Company (the “Audit Committee”) approved the change in the Company’s accountants, taking into account corporate best practices. On May 23, 2022, the Audit Committee engaged Deloitte Certified Public Accountants S.A. as the Company’s new independent registered public accounting firm, starting with the review of the Company's financial results for the year ending December 31, 2022.

Attached to this report on Form 6-K as Exhibit 99.1 is a copy of the press release of the Company dated May 31, 2022, titled “Seanergy Maritime Holdings Corp. Reports First Quarter 2022 Financial Results and Declares Dividend of $0.025 Per Share.”

This Report on Form 6-K is hereby incorporated by reference into the Company's Registration Statements on Form F-3 (File Nos. 333-257693, 333-253332, 333-238136, 333-237500, 333-221058, 333-166697, 333-169813 and 333-214967).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 3, 2022

SEANERGY MARITIME HOLDINGS CORP.

	By:	/s/ Stamatios Tsantanis
	Name:	Stamatios Tsantanis
	Title:	Chief Executive Officer